[redacted]

02022475

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 49995

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROGAN, ROSENBERG & ASSOCIATES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

670 - 2ND STREET NORTH
(No. and Street)

SAFETY HARBOR	FLORIDA	34695
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED APR 2 5 2002 WASH D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA 813-870-3055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA PA
(Name — if individual, state last, first, middle name)

PO BOX 20526	TAMPA	FLORIDA	33622
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ROGAN, ROSENBERG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

1) BASIS OF ACCOUNTING
The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) TRADE RECEIVABLES AND DEPOSIT
These represent amounts due from Fiserv Correspondent Services, Inc. applicable to commissions. Fiserv Correspondent Services, Inc. is the Company's clearing facility.

4) CONTINGENCIES
There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2001 or for the year then ended.

5) RENTAL - PREMISES
At December, 31, 2001, thirteen months remain on the current lease agreement and amounts to $22,100 to the January 31, 2003 expiration date.

6) REGULATORY MATTERS
In accordance with (g) and (j) of Rule 17a5, all material issues of the Company's accounting system were noted during our audit, and there were no material inadequacies, at December 31, 2001, in the Company accounting system or in procedures regarding computations, counts, verifications and recordations under Rule 17a5(g); however, due to limited Company personnel and the segregation of duties thereabout, additional audit procedures were necessary to assure that the flow of cash transactions were adequate.

ROBERT J. BOVA, P.A.
Certified Public Accountants
P.O. Box 20526
Tampa, Florida 33622
813-870-3055

Rogan, Rosenberg & Associates, Inc.
SEC #8-49995

To Whom It May Concern:

Enclosed is a revised Item 4, Regulatory Matters, regarding Rule 17a5(g) including Part III Facing Page. This revision was advised by the Supervisor of Examinations.

Tampa, Florida
April 3, 2002

Robert J. Bova
Robert J. Bova